Exhibit 99.1

28 September 2017

Midatech Pharma PLC
(“Midatech” or the “Company”)

Results of Placing to raise £6 million
and
PDMR Shareholding

2:26 p.m. (BST): Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and related therapeutic areas, announces the results of the Placing announced earlier today (the “Placing Launch Announcement”).

A total of 12,000,000 Placing Shares have been conditionally placed by Panmure Gordon at an Issue Price of 50 pence per new Ordinary Share to raise a total of approximately £6 million for the Company, amounting to proceeds of approximately £5.6 million for the Company (after fees and expenses).

The Placing Shares represent approximately 24.6 per cent. of the Existing Ordinary Shares of the Company. The Issue Price represents a discount of 30.6 per cent. to the middle market closing price of an Ordinary Share as at 27 September 2017, being the last practicable date prior to the publication of the Placing Launch Announcement.

The proceeds of the Placing (after fees and expenses) will provide the Company with additional working capital to invest in progressing the Group’s three lead development programmes, each of which has key value inflections in 2017-18. The Company is also making the Open Offer to Eligible Shareholders, the net proceeds of which will be utilised as further working capital for the Company. A Circular to Eligible Shareholders, including further details of the Open Offer and a notice convening the General Meeting, is expected to be dispatched later today, and will also be available on the Company's website at the same time at www.midatechpharma.com. Panmure Gordon (UK) Limited is acting as financial adviser, nominated adviser and broker to the Company.

Commenting on the successful Placing, Dr Jim Phillips, Chief Executive Officer of Midatech Pharma, said: “The successful Placing today enables Midatech to progress its three key development projects as they enter the clinic. We thank current and new investors for their support and look forward to providing progress updates on our pipeline and business in general over the coming months.”

Completion of the Placing and Open Offer remains subject, inter alia, to the passing of the Resolutions at the General Meeting and on the Admission of the Placing Shares and Open Offer Shares to trading on AIM. It is expected that Admission will become effective and that dealings in the Placing Shares and Open Offer Shares on AIM will commence at 8.00 a.m. on or around 17 October 2017.

The Placing Shares and Open Offer Shares will be issued credited as fully paid and will, on issue, be identical to and rank pari passu in all respects with the Existing Ordinary Shares, including the right to receive all dividends and other distributions thereafter declared, made or paid on the Enlarged Share Capital following the date of Admission.

PDMR shareholdings and related party transaction

Certain PDMRs and certain existing substantial Shareholders in the Company have each subscribed for Placing Shares pursuant to the Placing. The number of Placing Shares subscribed for by each Director and each existing substantial Shareholder, and their resulting direct and indirect shareholdings on Admission (assuming take-up in full of the Open Offer by Eligible Shareholders), are set out below:

Name	Number of Existing Ordinary Shares	Percentage of existing issued share capital	Number of Placing Shares subscribed for	Number of Ordinary Shares held on Admission	Percentage of Enlarged Share Capital on Admission*
Woodford Investment Management	9,867,629	20.25	2,380,000	12,247,629	20.18
Legal and General	6,275,518	12.88	4,000,000	10,275,518	16.67
Rolf Stahel	550,572	1.13	50,000	600,572	1.00
Jim Phillips	46,896	0.10	20,000	66,896	0.11
Simon Turton	209,413	0.43	60,000	269,413	0.44
Michele Luzi	190,672	0.39	10,000	200,672	0.33
John Johnston	14,891	0.03	40,000	54,891	0.09
Pavlo Protopapa	1,649,334	3.39	60,000	1,709,334	2.85
Sijmen de Vries	67,952	0.14	30,000	97,952	0.16
Rob Rainey	18,181	0.04	30,000	48,181	0.08
Craig Cook	2,000	0.00	4,000	6,000	0.01

*Assuming take-up in full of the Open Offer by Eligible Shareholders, including those PDMRs and substantial Shareholders listed

Where a company enters into a related party transaction, under the AIM Rules the independent directors of the company are required, after consulting with the company’s nominated adviser, to state whether, in their opinion, the transaction is fair and reasonable in so far as its shareholders are concerned.

By virtue of Woodford Investment Management’s and Legal and General’s respective current interests in the Company, as detailed above, each is considered to be a “related party” as defined under the AIM Rules, and accordingly, the subscriptions by Woodford Investment Management (when aggregated with all previous transactions between Woodford Investment Management and the Company in the prior twelve month period) and Legal and General in the Placing are considered to be “related party transactions” for the purposes of Rule 13 of the AIM Rules. The Directors independent of Woodford Investment Management and Legal and General, being the Board as a whole, consider, having consulted with Panmure Gordon, the Company’s nominated adviser for the purposes of the AIM Rules, that the terms of the related party transactions are fair and reasonable insofar as the shareholders of the Company are concerned.

This announcement contains insider information for the purposes of Article 7 of Regulatory (EU) No596/2014.

The capitalised terms used in this announcement have the meaning set out in Appendix 3 in the Placing Launch Announcement unless otherwise stated.

Placing and Open Offer Statistics

Issue Price	50 pence
Number of Existing Ordinary Shares in issue at the date of this announcement	48,719,456
Number of Placing Shares	12,000,000
Open Offer Basic Entitlement	1 Open Offer Share for every 12 Existing Ordinary Shares
Number of Open Offer Shares (in aggregate)	up to 4,059,954

Ex-entitlement date of the Open Offer	7.00 a.m. on 29 September 2017
Gross proceeds receivable by the Company pursuant to the Placing of the Placing Shares	approximately £6.0 million
Gross proceeds receivable by the Company pursuant to the Open Offer*	approximately £2.0 million
Estimated cash proceeds of the Placing and the Open Offer* receivable by the Company (net of expenses)	approximately £7.6 million
Number of Ordinary Shares in issue immediately following Admission*	64,779,410
Percentage of the Enlarged Share Capital represented by the Placing Shares and Open Offer Shares*	24.8 per cent.
Approximate market capitalisation of the Company at Admission* at the Issue Price	£32.4 million

* Assuming take-up in full of the Open Offer by Eligible Shareholders

- ENDS -

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841 575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Financial Adviser, Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Duncan Monteith
Corporate Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and related therapeutic areas, and marketing these through its established US commercial operation which includes four cancer care supportive products and two further co-promoted products. Midatech’s strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions. The Company has three high value lead programmes progressing through pre-clinical and clinical development, which the Directors believe are poised to deliver key value drivers in the next 9-18 months. The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the “right time, right place”: gold nanoparticles (“GNPs”) to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release (“SR”) delivery; and Nano Inclusion (“NI”) to provide local delivery of therapeutics, initially to the brain. The Group has a full service US sales and marketing oncology supportive care commercial platform which is set to break-even on a standalone basis over the next six-to-nine months, and through which to launch its own products as they potentially achieve approval. The Company employs over 100 staff across Europe and the US, and its ordinary shares are admitted to trading on AIM (MTPH) and are quoted on the NASDAQ Capital Market (MTP) through American depositary receipts. For further company information see: www.midatechpharma.com.

IMPORTANT NOTICES

Neither this press release, nor any copy of it may be made or transmitted into the United States of America (including its territories or possessions, any state of the United States of America and the District of Columbia) (the “United States”). The distribution of this press release in other jurisdictions may also be restricted by law and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This press release does not constitute or form part of any offer or invitation to sell or issue, or a solicitation of any offer to acquire, purchase or subscribe for, securities of the Company.

Neither the Placing Shares nor the Open Offer Shares have been, nor will be, registered under the US Securities Act of 1933, as amended (the “US Securities Act”) or the securities laws of any state or jurisdiction of the United States, and may not be offered or sold within the United States to, or for the account or benefit of, US person (as that term is defined in Regulation S under the US Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and such other applicable state securities laws.

Accordingly, the Placing Shares and the Open Offer Shares are being offered hereby only (i) outside the United States in reliance upon Regulation S under the US Securities Act in offshore transactions or (ii) to “accredited investors” as defined in Rule 501(a) of Regulation D of the US Securities Act, in reliance on an exemption from, or a transaction not subject to, the registration requirements of the US Securities Act.

Until 40 days after Admission, an offer or sale of the Placing Shares or Open Offer Shares within the United States by any dealer (whether or not participating in the Offer) may violate the registration requirements of the US Securities Act if such offer or sale is made otherwise than pursuant to an available exemption from registration under the US Securities Act.

Forward-Looking Statements
Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States, including (without limitation) those regarding the Placing, the Open Offer and any other potential offering of securities or financing arrangements, the Group's financial position, business strategy, products, plans and objectives of management for future operations, and any statement preceded or followed by, or including, words such as "target", "believe", "expect", "aim", "intend", "will", "may", "anticipate", "would" or "could", or negatives of such words. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.